Hook Point Brewing LLC (the "Company") a Tennessee Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Hook Point Brewing LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 8, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	36,591	3,148
Accounts Receivable	1,229	5,699
Other	1,118	-
Total Current Assets	38,938	8,847
Non-current Assets		
Furniture, Equipment, Vehicle, and Leasehold Improvements, net of Accumulated Depreciation	326,724	409,584
Right of Use Asset: Brewing Production Facility and Brew Pub	2,225,536	2,336,565
Total Non-Current Assets	2,552,259	2,746,149
TOTAL ASSETS	2,591,197	2,754,995
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	26,675	29,593
Accrued Interest	41,250	-
Notes Payable - Current Portion	417,150	63,805
Lease Liability - Current Portion	88,048	76,244
Line of Credit	3,361	18,950
Total Current Liabilities	576,485	188,593
Long-term Liabilities		
Notes Payable	235,025	652,175
Lease Liability - Noncurrent Portion	2,200,497	2,288,545
Total Long-Term Liabilities	2,435,522	2,940,721
TOTAL LIABILITIES	3,012,007	3,129,314
EQUITY		
Member's Equity	(420,810)	(374,318)
Total Equity	(420,810)	(374,318)
TOTAL LIABILITIES AND EQUITY	2,591,197	2,754,995

Statement of Changes in Member Equity

	Member Capital			
	$ Amount	**Accumulated Adjustments**	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2022	556,789	-	(655,193)	(98,404)
Capital Contributions/(Distributions), Net	208,624	-	-	208,624
Net Income (Loss)	-	-	(484,539)	(484,539)
Ending Balance 12/31/2022	765,413	-	(1,139,732)	(374,318)
Capital Contributions/(Distributions), Net	395,500	-	-	395,500
Net Income (Loss)	-	-	(441,992)	(441,992)
Ending Balance 12/31/2023	1,160,913	-	(1,581,723)	(420,810)

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	544,496	96,762
Cost of Revenue	122,014	44,017
Gross Profit	422,482	52,745
Operating Expenses		
Advertising and Marketing	18,051	17,095
General and Administrative	548,805	258,005
Rent and Lease	121,940	47,503
Rent and Lease - Related Party	60,341	101,630
Depreciation	82,860	42,914
Total Operating Expenses	831,997	467,148
Operating Income (loss)	(409,514)	(414,404)
Other Income		
Employee Retention Credits	17,575	-
Total Other Income	17,575	-
Other Expense		
Interest Expense	50,052	70,135
Total Other Expense	50,052	70,135
Earnings Before Income Taxes	(441,992)	(484,539)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(441,992)	(484,539)

Statement of Cash Flows

	Year Ended December 31, 2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(441,992)	(484,539)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	82,860	42,914
Accounts Payable and Accrued Expenses	(2,918)	(34,537)
Line of Credit	(15,588)	-
Accrued Interest	41,250	-
Accounts Receivable	4,470	(4,159)
Operating Lease	34,785	28,225
Other	(1,118)	404
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	143,740	32,847
Net Cash provided by (used in) Operating Activities	(298,252)	(451,692)
INVESTING ACTIVITIES		
Furniture, Equipment, Vehicle, and Leasehold Improvements	-	(69,307)
Net Cash provided by (used by) Investing Activities	-	(69,307)
FINANCING ACTIVITIES		
Member's Contributions/(Distributions), net	395,500	208,624
Proceeds from/(Repayments of) Notes Payables	(63,805)	242,952
Net Cash provided by (used in) Financing Activities	331,695	451,576
Cash at the beginning of period	3,148	72,571
Net Cash increase (decrease) for period	33,443	(69,423)
Cash at end of period	36,591	3,148

Hook Point Brewing LLC
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Hook Point Brewing LLC ("the Company") was formed in Tennessee on September 24th, 2018. The Company operates a production brewery at its Collierville, TN headquarters and a full-service brew pub in Memphis, TN. The Company will be using the proceeds of this current raise for sales, marketing, and increased production capability for the introduction of new a line of premium domestic beer intended for national distribution.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Flat Hat LLC. Flat Hat LLC had no financial activity during the years under review and was shutdown at the end of 2023. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through wholesale beer sales and retail beer and food sales. Both retail and wholesale payments are typically collected at the time of service, however, when a third party distributor is used for wholesale distribution payments are collected on a net 30 basis. Refunds are recorded at the time of event through our POS system and is reflected in net sales. The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**Cost**	**Accumulated Depreciation**	**Disposals**	**Book Value as of 12/31/23**
Brewing Equipment	7	193,346	(150,507)	-	42,839
Improvements	15	323,733	(63,971)	-	259,762
Restaurant Furniture & Equipment	5	17,708	(3,826)	-	13,883
Vehicles	4	13,670	(3,430)	-	10,240
Grand Total	**-**	**548,458**	**(221,734)**	**-**	**326,724**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2023.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company leases it's brewing facility from a property management company in which a unitholder of the Company is a partner. The Company spent approximately $101,630 in 2022 and $60,341 in 2023 related to this facility.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Rent and Lease

The Company leases it's brewing production facility, from the related party mentioned in Note 3 – Related Party Transactions, under a 10 year lease requiring $6,000 monthly payments for the first 5 years and $6,600 monthly payments for the last 5 years. The current lease expires on February 28th, 2029. The lessee has 4 renewal options of five years each. In October of 2022, the lessor has granted lower lease payments occasionally during the Company's growth period.

The Company leases it's brew pub location under a 10 year lease requiring monthly payments of $7,000. The current lease expires on July 31, 2032. Reduced lease payments were agreed to during 2023 to offset repair and improvement costs undertaken by the Company.

The Company recognized a right of use asset of $2,225,536 related to these two leases and a corresponding lease liability of $2,288,545 as of December 31st, 2023.

	Year Ending 2023-12
Lease expense	
Finance lease expense	
Amortization of ROU assets	-
Interest on lease liabilities	-
Operating lease expense	335,635
Short-term lease expense *	
Variable lease expense	-
Sublease income *	
Total	335,635

Other Information	
(Gains) losses on sale-leaseback transactions, net *	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	-
Financing cash flows from finance leases (i.e. principal portion)	-
Operating cash flows from operating leases	265,125
ROU assets obtained in exchange for new finance lease liabilities	-
ROU assets obtained in exchange for new operating lease liabilities	2,396,079
Weighted-average remaining lease term in years for finance leases	-
Weighted-average remaining lease term in years for operating leases	19.60
Weighted-average discount rate for finance leases	0%
Weighted-average discount rate for operating leases	3.75%

Maturity Analysis	Finance	Operating
2024-12	-	171,860
2025-12	-	175,874
2026-12	-	178,770
2027-12	-	181,762
2028-12	-	184,840
Thereafter	-	2,439,657
Total undiscounted cash flows	-	3,332,763
Less: present value discount	-	(1,044,218)
Total lease liabilities	-	2,288,545

NOTE 5 – LIABILITIES AND DEBT

In Aug of 2019, the Company entered into a loan agreement for $525,000 with an interest rate of 5.0% and a maturity date of Sept 1st, 2024. The loan is collateralized through brewer equipment. The loan had a balance of $382,834 as of December 31st, 2023. This loan is due in one balloon payment.

In July of 2021, the Company entered into a loan agreement for $190,000 with an interest rate of 16.99% and a maturity date of July 1st, 2031. The loan had a balance of $167,579 as of December 31st, 2023.

In Aug of 2022, the Company entered into a loan agreement for $110,000 with an interest rate of 14.49% and a maturity date of Aug 1st, 2032. The loan has a monthly payment of $1,740 and a balance of $101,762 as of December 31st, 2023.

The Company plans to restructure all debt prior to their due dates and reduce the overall monthly debt payments.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	417,150
2025	34,316
2026	34,316
2027	34,316
2028	34,316
Thereafter	97,762

Debt Summary

				For the Year Ended December 2023				For the Year Ended December 2022			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Notes Payable 1	525,000	5.00%	2024	382,834	-	382,834	26,250	46,249	382,834	429,083	-
Notes Payable 2	190,000	16.99%	2031	22,344	145,235	167,579	9,500	11,002	167,579	178,581	-
Notes Payable 3	110,000	14.49%	2032	11,972	89,790	101,762	5,500	6,554	101,762	108,316	-
Total				**417,150**	**235,025**	**652,175**	**41,250**	**63,805**	**652,175**	**715,981**	-

NOTE 6 – EQUITY

The Company is a limited liability company with one class of common units owned by multiple members. The Company has authorized 250 common units valued at $5,000 per unit, all units were issued and outstanding as of 2023. Unitholders are entitled to one vote per unit. Unitholders are entitled to dividends when and if declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 8, 2024, the date these financial statements were available to be issued.

The Company issued an additional 2.1 units in exchange for $21,000 in February 2024.

The Company released their new Original Brands line of domestic beer.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.